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                               June 29, 2022

       Yanming Liu
       Chief Executive Officer
       Venus Acquisition Corporation
       477 Madison
       Avenue, 6th Floor
       New York, NY 10022

                                                        Re: Venus Acquisition
Corp
                                                            Amendment No. 7 to
Registration Statement on Form S-4
                                                            Filed June 16, 2022
                                                            File No. 333-257518

       Dear Mr. Liu:

               We have reviewed your amended registration statement and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 7 to Form S-4

       General

   1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties
with a non-U.S. person. Please also tell us whether anyone or any entity associated with
or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a
non-U.S. person. If so, also include risk factor disclosure that addresses how this fact
could impact your ability to complete your initial business
                                                        combination. For
instance, discuss the risk to investors that you may not be able to complete an initial
business combination with a U.S. target company should the
                                                        transaction be subject
to review by a U.S. government entity, such as the Committee on
                                                        Foreign Investment in
the United States (CFIUS), or ultimately prohibited. Further,
 Yanming Liu
Venus Acquisition Corporation
June 29, 2022
Page 2
      disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
2. Please clarify that all the legal and operational risks associated with being based in and having operations in the PRC also apply to operations in Hong Kong.
       You may contact Amanda Kim, Sentior Staff Accountant, at (202) 551-3241 or Stephen
Krikorian, Accouting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff
Attorney, at (202) 551-3488 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                             Sincerely,
FirstName LastNameYanming Liu
                                                             Division of
Corporation Finance
Comapany NameVenus Acquisition Corporation
                                                             Office of
Technology
June 29, 2022 Page 2
cc:       Bill Huo, Esq.
FirstName LastName